Exhibit 99.1

 Looking Forward Statements  This presentation may contain certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding TAT’s future financial condition, results of operations and business are also forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: continued compliance with government regulations; competition in the industry in which TAT does business; TAT’s business strategy and plans; exchange rate fluctuations; general economic conditions; and political, economic and military conditions in Israel.Any forward-looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, TAT disclaims any duty to update any forward-looking statements.Additional discussions of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect TAT’s business is included under the heading “RISK FACTORS” in TAT’s filings on Forms 20-F and 6-K, which are filed from time to time.

 TAT – Key Facts  > 500 customers.LTA worth $220M  600 Employees  5 Production Sites  107 M$ Annual Turnover in 2017  7 Decades within the A&D Industry

TAT Technologies Group

Established in 1969, TAT Technologies Group is a global provider of cutting edge aerospace commercial and defense OEM and MRO solutions. We partner with our customers to design, development, manufacture and service of the following:

- Aerospace thermal management solutions
- Environmental control systems
- Landing gears
- Auxiliary power units (APU)
- Engine blades and vanes
- Aircraft accessories

Our services are customized, cost effective and delivered within a short turnaround time. Some of the world's leading OEMs, airlines, air forces and defense organizations rely on us to ensure effective operation of their fleets and mission critical systems.

 TAT Technologies Products and services samples    Oil Coolers      Heat Exchangers    Fuel submerged HX    Electronic devices cooling system  ECU      APU    Landing Gear    Fuel System Accessories    Blades      Design, manufacturing and MRO services for Thermal Management solutions    MRO services for Power and Actuation solutions

 Global Presence  Tulsa, Oklahoma________Thermal Management  Greensboro, North Carolina________Power and Actuation APU, LG, MPG  Rio, Brazil________Thermal Management  Kiryat-Gat, Israel________Power and Actuation Engine Blades  Gedera, Israel________Thermal Management  Novosibirsk, Russia ________Thermal Management

 Business Breakdown

Top Management



Mr. Amos Malka

Chairman of the Board
In position, since June 2016

Maj. Gen. (ret.) Former Head of the Israeli Defense Intelligence and Commander of the IDF Ground Forces Command. Retired in 2002.
Founder and Chairman of Spire Security Solutions Ltd. and Nyotron Information Security Ltd.

Previous Positions:

- **2007-2015** – Chairman of the Board of Logic Industries Ltd.
- **2007-2010** – Chairman of the Board of Plasan Sasa Ltd.
- **2002-2005** – CEO at Elul Technologies Ltd.



Mr. Igal Zamir

President & CEO
In position, since April 2016

Prior experience:

- **2009-2013** – President at Mapco Express (subsidiary of Delek US Holdings Inc).
- **2006-2009** – CEO at Metrolight Ltd.
- 1997-2004 – CEO at Rostam Ltd.



Mr. Ehud Ben Yair

CFO
In position, since May 2018

Prior experience:

- 2016-2017 - CFO at SHL Telemedicine
- 2013-2016 – CFO & Vice CEO at Opgal Optronics.
- 2005-2012 – CFO & VP Finance at Orad Hi-Tech Systems.

TAT Technologies

 TAT Technologies - Investment Highlights    Major disruption in the Industry with Key players re-defining their roles and shift in “Power Play”    Paying dividends    TAT is a Thermal Management Solutions Global Market Leader    TAT has Wide Power & Actuations Components Repair Capabilities    New Defined StrategyOperations improvements    TAT Gaining Momentum under new leadership team  Major Growth in the Aviation Global Market

 2017: Aerospace Market is Rapidly growing  Aircraft Deliveries Rate is at Peak.Backlog Represents +7 Years of Production.   *As of Dec 2017**Source: Oliver Wyman Global Fleet & MRO Market Forecasts  *AIRBUS: 718 A/C Deliveries; 1,109 New A/C Orders; 7,265 A/C on *BacklogBOEING: 763 A/C Deliveries; 912 New A/C Orders; 5,864 A/C on *Backlog     MRO is enjoying major growth due to increase in passenger traffic, low costs models and low fuel prices resulting in life extensions for old platforms.    **2017-2027 – Total MRO Spend

 Growth Expected to Continue  Global Fleet Forecast 3.9% by 2020, additional 3.5% by 2025  2015-2025 Global Fleet Forecast – By Aircraft Class    0  5,000  10,000  15,000  20,000  25,000  30,000  35,000  40,000  23,927    29,003    34,408  2015  2015-2020CAGRS  2020  2020-2025CAGRS  2025      3.9%  3.5%  Number of Aircraft  *Source: Oliver Wyman Global Fleet & MRO Market Forecasts

 Growth Expected to Continue  MRO Market Growth 4.4% by 2020, additional 3.8% by 2025  2015-2025 Global MRO Market Size Forecast – By MRO Segment  $0  $20  $40  $60  $80  $100  $120  MRO Spend ($USB)    $67.1    $83.2    $100.4  2015  2015-2020CAGRS  2020  2020-2025CAGRS  2025  4.4%  3.8%      *Source: Oliver Wyman Global Fleet & MRO Market Forecasts

 Significant Growth in APAC  Source: Boeing 2016  0  2,000  4,000  6,000  8,000  10,000  12,000  14,000  16,000  18,000            64%  1995              48%                37%    North America  Europe  Asia(excl. China)  China  Middle East  Other  2015  2035    Passenger traffic (RPKs) billions  APAC Aircraft Fleet is expected to double in the next 20 Years   AIRBUS: APAC: 35% of Deliveries; America: 16% of Deliveries; Europe: 13% of Deliveries (By Value)BOEING: APAC: 25% of Deliveries (By Value); 40% of A/C Backlog

 Significant New Aircraft Growth 2016 - 2035  39,620 New airplanes2016 to 2035  Region  New Airplanes  Asia  North America  Europe  Middle East  Latin America  Africa  CIS  Total  15,130  8,330  7,570  3,310  2,960  1,150  1,170  39,620  Source: Boeing 2016

 The Potential

 Major Changes In The Market  Demand for New Technologies.Shorter Design Cycle  Market Pressure to Reduce Cost of Ownership    Massive Competition in the Engines Field.Fuel Efficiency Vs. Reliability  Owner Operators Require Local Support Globally  Stretched Supply Chain. Dependency on Systems Suppliers

 Aircraft Manufacturers Targeting MRO    $  Aircraft Manufacturers Targeting Aftermarket MRO Revenues    Separation of Large Systems to Components  The Current Balance Aircraft manufacturers- System’s OEM- Maintenance Will Change    Life Extension Programs for Military Platforms

 We Keep Our Customers Flying    5 largest customers, present 19.7% revenue  Working with More than 50 major Airlines  More than 300 Customers

 Thermal Management    Design, manufacturing and MRO services for Thermal Management solutions            Cold Plates  Oil Coolers  Heat Exchangers  Fuel submerged HX    Electronic devices cooling system  ECU      52% of 2017 revenue, 13% EBITDA

Thermal Management Solutions


Environmental Control System:
Precoolers
Condensers
Reheaters
Galley:
Air Chillers
Power Electronics:
Cold Plates (PAO)
Liquid-Cooled Heat Exchangers
Hydraulic System:
Fuel Submerged Oil Coolers
Fuel-cooled Oil Coolers
Fuel Inerting System:
Air-cooled Air Coolers
Power Plant:
Air-cooled Oil Coolers
Fuel-Oil Heat Exchangers
Conformal Air-cooled Oil Coolers
APU:
Air-cooled Oil Coolers
Conformal Air-cooled Oil Coolers

TAT Technologies

 Thermal Management Differentiation        Global Market Leader & Local Presence at Key Markets  Technology Leadership & Innovation  Short Turn Around Time  Cost Effective & Competitive Offering  Deep Market Expertise  Strategic Partnership  7 Decades of Experience, Combined with flexibility according to customer needs

       Design, manufacturing and MRO services for Power and Actuation solutions  Power and Actuation  ECS Accessories  Cooling Systems Accessories  Pumps    APU    Landing Gear    Fuel System Accessories    Blades      48% of 2017 revenue, 4.4% EBITDA

 Power & Actuation Differentiation  Working with More than 150 Platforms  Highly Experienced Team of Professionals 24/7  Incomparable Turn-Around-Time  Reputable Customer Base

 New Strategy & Growth Drivers    OEMExpand existing relationships    Creating long-term partnerships with leading customers    Transition from 4 companies operating independently, to one global operation company    Global Service Centers Network, Close to Customers    Expansion    Business Model    M&A    Global Synergies, to maximize Efficiency    MROCapabilities    MilitarySupport SLAP programOEM partnerships

 FINANCE

 Consolidated Financial Results - Annual

 Thermal Management 2015 - 2017  $ Thousands        Revenue  44,736  47,230  55,108  Gross Margin  27.4%  26.1%  23.9%  Operating Income (loss)  5,267  4,496  5,075  EBITDA  6,906  6,513  7,145  EBITDA %  15.4%  13.8%  13.0%  2015  2016  2017  Although the Company operates four business segments, as currently set forth in the Company's Annual Report on Form 20-F, the information on this slide presents an alternative economic analysis of the company's operations for the benefit of current and prospective investors.

 Power & Actuation 2015 - 2017  * 2015 – Excluding Turbochrome acquisition results (OPEX)  $ Thousands        Revenue  40,871  48,559  51,419  Gross Margin  3.5%  13.8%  14.1%  Operating Income (loss)  (3,863)  (348)  205  EBITDA  (3,350)  1,331  2,252  EBITDA %  (8.2%)  2.7%  4.4%  *2015  2016  2017  Although the Company operates four business segments, as currently set forth in the Company's Annual Report on Form 20-F, the information on this slide presents an alternative economic analysis of the company's operations for the benefit of current and prospective investors.

 Strong Balance Sheet  Cash Flow Highlights:$6M dividend distributed in 2016 & 2017 ($7M gross).$5M investments in new facility and new company.  $ Thousands    Cash and Deposits  17,984  Working Capital  67,042  Total Assets  111,995  Debt  0  Equity  88,574  2017

 Potential Growth - Highlights  Major Growth in the Aviation Global Market    TAT is a Leading Player in the Global Thermal Management Market   TAT is Moving Towards Organizational Improvements and Changes     New Management and New Strategy  New Opportunities

 Thank You

 Appendix

 Commercial Platforms  AIRBUS  Bombardier  BOEING  CESSNA  ATR  PILATUS  SUKHOI  EMBRAER  A300A310A319A320A321A330  737747767777  CRJ  CJ-3CJ-4Citation-XCaravan  4272  PC-12  Super Jet  ERJ145ERJ170ERJ190

 Defense Platforms  BOEING  LOCKHEED MARTIN  SIKORSKY  IRON DOME  F-15V22F-18AH-64CH-47  F-16  CH-53UH-60

TAT Companies Presidents



Dr. Yair Raz

TAT Limco President

Dr. Raz has been the President of Limco at TAT Technologies group since November 2012. Dr. Raz has over 35 years of experience in the global aviation industry, and in the past, Dr. Raz held significant leadership positions both at "PCI, a Pratt & Whitney JV " and "Piedmont Aviation".



Mr. Nimrod Ruby

TAT Gedera President

Mr. Ruby has been the president of Gedera at TAT Technologies group, since 2017.
Mr. Ruby has over 20 years of experience in Operations Management and senior Management from companies such as "Tosaf Compounds" and "AVGOL".
Mr. Ruby holds an Industrial Engineering and MBA degrees, both from Tel-Aviv University.



Mr. Jeff Lambert

TAT Piedmont President

Mr. Lambert has been the president of Piedmont at TAT Technologies group, since January 2018. Prior to joining TAT, Mr. Lambert served as Vice President & General Manager at Rockwell Collins, Sonora Mexico.Mr. Lambert also served as General Manager with UTC Aerospace Systems, North Carolina, at just 33 years of age.



Mr. Mickey Chen

TAT Turbochrome President

Mr. Chen has been the president of Turbochrome at TAT Technologies group, since January 2018. With more than 20 years of experience working in the Hi-Tech industries for International companies, Mr. Chen has managed large multidisciplinary global cross functional teams of R&D, engineering, operations and business development for highly innovative, disruptive technologies in the Cleantech space and advanced Electro-Optic systems in the Defense market.